                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Universal Technical Institute, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.0001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  913915104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2020
- --------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

- --------------------------------------------------------------------------------
                               SCHEDULE 13G
CUSIP No. 913915104
- ------------------------------------------------------------------------------

      NAME OF REPORTING PERSONS.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      THE WASHINGTON UNIVERSITY  43-0653611

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      MISSOURI
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,866,276**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,866,276**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,866,276**
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      EP

- ------------------------------------------------------------------------------

 ** Represents Universal Technical Institute, Inc.'s ("UTI" or the "Issuer") common stock, $0.0001 par value per share, that could currently be obtained upon conversion of UTI's Series A Convertible Preferred Stock, par value $0.0001 per share.

- --------------------------------------------------------------------------------
                               SCHEDULE 13G
CUSIP No. 913915104
- ------------------------------------------------------------------------------

Item 1.  (a) Name of Issuer

Universal Technical Institute, Inc. (the "Issuer")

Item 1.  (b) Address of Issuer's Principal Executive Offices
4225 East Windrose Drive, Suite 200 Phoenix, Arizona 85032

Item 2.  (a) Name of Person Filing:

The Washington University

(b) Address of Principal Business Office:

Campus Box 1058
One Brookings Drive
St. Louis, Missouri 63130

(c) Citizenship:

Missouri

Item 2.  (d) Title of Class of Securities
Common Stock, par value $0.0001 per share

Item 2.  (e) CUSIP No.:
913915104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
  (a) |_| Broker or dealer registered under Section 15 of the Act.
  (b) |_| Bank as defined in Section 3(a)(6) of the Act.
  (c) |_| Insurance company as defined in Section 3(a)(19) of the Act.
  (d) |_| Investment company registered under Section 8 of the Investment Company Act.
  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
  (f) |X| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) |_| A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership
        (a)  Amount Beneficially Owned:

             2,866,276

        (b)  Percent of Class:  8.0%

        (c)  Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:

                    2,866,276

             (ii)   shared power to vote or to direct the vote:

                    -0-

             (iii)  sole power to dispose or to direct the disposition of:

                    2,866,276
             (iv)   shared power to dispose or to direct the disposition of:

                    -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         n/a

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         n/a

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         n/a

Item 8.  Identification and Classification of Members of the Group.

         n/a

Item 9.  Notice of Dissolution of the Group.

         n/a

Item 10.  Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 11, 2021

                                        THE WASHINGTON UNIVERSITY

                                        By: _____/s/ Sean Arp_____

                                        Name:    Sean Arp
                                        Title:   Chief Operating Officer